UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 18, 2020

Commission File Number: 001-31269

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ALCON INC.
(Registrant Name)

Chemin de Blandonnet 8
1214 Vernier, Geneva, Switzerland
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F: Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued by Alcon Inc. dated August 18, 2020 titled “Alcon Reports Second Quarter 2020 Results”
99.2	Alcon Inc. Interim Financial Report
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCON INC.

Date:	August 18, 2020	By:	/s/ Timothy C. Stonesifer
Name: Timothy C. Stonesifer
Title: Authorized Representative

Date:	August 18, 2020	By:	/s/ Royce Bedward
Name: Royce Bedward
Title: Authorized Representative

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